Filed Pursuant to Rule 424(b)(3)

Registration No. 033-96542

PROSPECTUS SUPPLEMENT NO. 3

TO

REOFFER PROSPECTUS DATED JULY 26, 2006

OF

MACK-CALI REALTY CORPORATION

RELATING TO

2,085,878 SHARES OF COMMON STOCK

This prospectus supplement (this “Supplement”), supplements our reoffer prospectus dated July 26, 2006, as previously supplemented on October 23, 2007 and November 26, 2008 (as so supplemented, the “Prospectus”) that was filed as part of our Registration Statement on Form S-3, File No. 033-96542 (the “Registration Statement”), relating to the resale by certain of our stockholders (collectively, the “Selling Stockholders”) who may receive shares of our common stock, par value $0.01 per share (the “Common Stock”), offered by this Supplement in conjunction with the Prospectus, upon the redemption of common units of limited partnership interest (the “Common Units”) of Mack-Cali Realty, L.P. (the “Operating Partnership”).  This Supplement presents certain information regarding the ownership of 139,857 shares of our Common Stock that may be acquired upon redemption of 139,857 Common Units originally beneficially owned by two Selling Stockholders identified in the Prospectus that have been transferred to two persons (the “Transferees”), all of whom are accredited investors under Rule 501 of the Securities Act of 1933, as amended, and who are being added to the table of Selling Stockholders in the Prospectus to permit the resale of such shares of Common Stock by the Transferees under the Registration Statement and pursuant to the Prospectus. The 2,085,878 shares to which this Supplement relates reflects the total number of shares that may be sold by all of the Selling Stockholders under the Prospectus after giving effect to the transfer of the shares to the Transferees of the 139,857 Common Units covered by this Supplement.  This Supplement also presents certain information regarding 42,235 shares of Common Stock that have become subject to a pledge and security agreement by a Selling Stockholder.  No additional securities are being registered hereby.

You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

The selling stockholders may offer their shares of common stock through public or private transactions, in the over-the-counter markets or on any exchanges on which our common stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices.  The selling stockholders may engage brokers or dealers who may receive commissions or discounts from the selling stockholders.  We will pay substantially all of the expenses incident to the registration of such shares, except for selling commissions.

Our common stock is listed on The New York Stock Exchange under the symbol “CLI.”  The closing price of our common stock as reported on The New York Stock Exchange on February 19, 2015 was $19.24 per share.

Investment in our common stock involves certain risks, including those described beginning on page 10 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.  You should consider such risk factors before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 20, 2015

SELLING STOCKHOLDERS

Effective November 17, 2009 and December 3, 2010, 36,000 and 6,235 shares of our Common Stock held by Richard Daunno included in the Prospectus, respectively, became subject to a pledge and security agreement in favor of Team Capital Bank (“TCB”).  Following a transfer of any such shares to TCB pursuant to such pledge and security agreement, such shares may be sold by TCB pursuant to the Prospectus, as amended by this Supplement.

This Supplement also updates the beneficial ownership of Selling Stockholders Joanne Cali and Susan Sandson to reflect their transfer of an aggregate of 139,857 Common Units covered by the Prospectus to two new Selling Stockholders and the prior sale of 95,279 shares of Common Stock by such Selling Stockholders pursuant to the Prospectus, as previously supplemented. The information contained in the following table is as of the date of this Supplement, and supersedes and replaces the information relating to the shares of Common Stock beneficially owned by Joanne Cali and Susan Sandson that were reported in the table of Selling Stockholders, and the related footnotes, contained in the Prospectus, as previously supplemented.

Name of Security Holder	Number of Shares of Common Stock Owned Prior to Offering (1)	Number of Shares of Common Stock Underlying Common Units (2)	Number of Shares of Common Stock to Be Owned After this Offering (3)

Joanne Cali	0	0	0
Angelo R. Cali Memorial Trust	55,274	55,274	0
The Susan Sandson Revocable Trust 8/9/04	135,059	84,583	50,476
Susan Sandson	0	0	0

(1)                                 Includes outstanding shares of Common Stock and shares of Common Stock issuable upon the redemption of all Common Units beneficially owned by the Selling Stockholders regardless of whether such shares are offered by the Prospectus.

(2)                                 Includes all of the shares of Common Stock that may be issued upon redemption of Common Units offered under the Prospectus, but not any other shares of Common Stock or Common Units.

(3)                                 Assumes all shares registered under the Prospectus will be sold.

Information concerning the Selling Stockholders may change from time to time and will be set forth in future supplements.  Accordingly, the number of shares of our Common Stock offered hereby may increase or decrease.  Full and complete copies of this Supplement together with the Prospectus will be provided upon request.

If and when the Selling Stockholders sell all of their shares of Common Stock registered under the Prospectus, as amended by this Supplement, none of the Selling Stockholders will own more than one percent of our Common Stock at February 20, 2015.